CLECO POWER	EXHIBIT 12(b)

Computation of Ratios of Earnings to Fixed Charges
	FOR THE THREE MONTHS ENDED		FOR THE NINE MONTHS ENDED		FOR THE TWELVE MONTHS ENDED
(THOUSANDS, EXCEPT RATIOS)			SEPTEMBER 30, 2010
Earnings from continuing operations	$52,335		$123,584		$145,974
Income taxes	26,568		58,299		59,564
Earnings from continuing operations before income taxes	$78,903		$181,883		$205,538
Fixed charges:
Interest, long-term debt	$18,144		$54,505		$71,638
Interest, other (including interest on short-term debt) (1)	(2,338)		4,939		12,945
Amortization of debt expense, premium, net	574		1,714		1,867
Portion of rentals representative of an interest factor	110		328		431
Interest of capitalized lease	481		1,469		1,976
Total fixed charges	$16,971		$62,955		$88,857
Earnings from continuing operations before income taxes	$78,903		$181,883		$205,538
Plus: total fixed charges from above	16,971		62,955		88,857
Earnings from continuing operations before income taxes and fixed charges	$95,874		$244,838		$294,395
Ratio of earnings to fixed charges	5.65	x	3.89	x	3.31	x
(1) Includes interest recognized for uncertain tax positions